Dean Witter Spectrum Series
Monthly Report
October 1998

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Dean Witter Spectrum Funds as of October 31, 1998 was as follows:

Funds                    N.A.V.                    % change for month
Spectrum Global Balanced $15.39                            1.14%
Spectrum Select          $24.54                           -5.11%
Spectrum Strategic       $12.21                            8.39%
Spectrum Technical       $16.21                           -0.71%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, gains were recorded primarily in the global stock index futures component from long positions in U.S., German and British stock index futures as most global equity markets moved higher. A portion of these gains was offset by losses experienced in the bond futures component from long positions in European and U.S. interest rate futures as prices declined amid a flow of investor capital from the safety of government debt back into the rising global stock markets. In the managed futures component, gains were recorded in the currency markets, from long Japanese yen positions as the value of the yen strengthened dramatically versus the U.S. dollar during the week of October 5th. Gains were also recorded in the metals markets from short zinc futures positions as prices declined during the month. Smaller gains were recorded in soft commodities from short positions in cotton futures. A portion of the Fund's gains was offset by losses recorded in the energy markets from long positions in crude oil futures as oil prices moved lower amid reports of increased stockpiles. In the agricultural markets, losses were recorded from short positions in corn and lean hog futures.

In Spectrum Select, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, losses were recorded primarily in the financial futures markets from long global interest rate futures positions, namely U.S. and European bond futures. Prices in these markets fell as investors sold bonds due to a decline in the value of the U.S. dollar amid confidence in Japan's economic repair, thus resulting in a portion of the profits recorded in August and September being given back. The selling of U.S. bonds by Japanese and Asian investors, President Clinton's comments regarding the G7's willingness to help emerging market countries like Brazil, and reported hedge fund difficulties also contributed to these price declines. In stock index futures, losses were incurred from short Nikkei Index futures positions as Japanese equity prices jumped higher after the Japanese government passed bills that lay the framework for aiding that country's ailing financial institutions. Short European stock index futures recorded losses as most equity prices rallied higher on news of the Federal Reserve's interest rate cut during mid-month. Additional losses were experienced from long crude oil futures positions as oil prices declined early in the month due to continued high inventory levels and as storm fears in the Gulf Region subsided. Newly established short crude oil positions created additional losses as oil prices increased later in the month amid concerns regarding Hurricane Mitch. A portion of the Fund's losses was offset by gains recorded in the currency markets. Long Swiss franc, South African rand and German mark positions were profitable as the value of the U.S. dollar weakened versus most major currencies early in the month following the Federal Reserve's decision to cut two key interest rates.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies, gains were recorded primarily in the financial futures markets from long U.S. bond futures positions during the first several days of the month as October commenced with investors being concerned about the world's uncertain financial system. Long British interest rate futures produced additional gains early in the month as investors sought "safe haven" investments amid general economic turmoil. Smaller gains were recorded in this market complex from long S&P 500 Index futures positions as domestic equity prices moved higher. Additional profits were recorded in the currency markets from long Japanese yen and German mark positions. The value of U.S. dollar weakened versus these currencies due to speculation of another easing of interest rates by the Federal Reserve, continued worldwide economic turmoil, the possibility of presidential impeachment and reported hedge fund difficulties. A portion of these gains was offset by losses in the energy markets from long crude oil futures positions as oil prices declined early in the month as storm fears in the Gulf Region subsided. Additional losses were experienced from long silver futures positions as silver prices decreased on technically motivated selling during mid-month. Smaller losses were recorded in the soft commodities and agricultural markets.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, small losses were recorded primarily in the financial futures markets from long German bond futures positions due to the global investment community's shift out of bonds and back into global equities. Additional losses were experienced in this market complex from long positions in U.S., British and Italian bond futures. In the energy markets, losses resulted from long crude oil futures positions as oil prices declined early in the month due to continued excessive inventories and as fears regarding storm damage in the Gulf Region diminished. Newly established short crude oil positions created additional losses as oil prices increased later in the month amid concerns regarding Hurricane Mitch. Smaller losses were recorded in the agricultural markets from short positions in corn and soybean futures as their prices climbed after the USDA reported lower-than-expected crop estimates. A majority of the Fund's overall losses was offset by gains in the currency markets from long Japanese yen positions as the value of the yen experienced a dramatic rally relative to the U.S. dollar early in the month. Prospects of another easing of interest rates by the Federal Reserve, continued worldwide financial turmoil and reported hedge fund difficulties contributed to the U.S. dollar's weakness. Long positions in the Swiss franc and German mark also profited due to this weakness in the U.S. dollar.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.7%
                         1997                18.2%
                         1998 (10 months)              11.9%

                    Inception-to-Date Return:          53.9%
                    Annualized Return:                           11.4%

___________________________________________________________________________
__________

Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998 (10 months)                17.7%

                    Inception-to-Date Return           145.4%
                    Annualized Return               13.2%
___________________________________________________________________________
__________

Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998 (10 months)               14.0%

                    Inception-to-Date Return:                 22.1%
                    Annualized Return:               5.1%
___________________________________________________________________________
__________


Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.4%
                         1997                  7.5%
                         1998 (10 months)               10.8%

                    Inception-to-Date Return:                62.1%
                    Annualized Return:             12.8%
        ___________________________________________________________________
__________________

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended October 31, 1998
(Unaudited)
                                                      Dean Witter Spectrum
Global Balanced         Dean Witter Spectrum Select
                                        Percent of
Percent of
                                        October 1, 1998
October 1, 1998
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                        170,725             0.42           8,913,621
4.36
  Net change in unrealized        379,687             0.94         (18,256,845)
(8.93)
  Total Trading Results           550,412             1.36          (9,343,224)
(4.57)
Interest Income (DWR)             160,039             0.40
640,080                           0.31
  Total Revenues                  710,451             1.76
(8,703,144)                      (4.26)

EXPENSES
Brokerage fees (DWR)              155,094             0.38           1,234,899
0.60
Incentive fees                     52,976             0.13               3,398
-
Management fees                    42,145             0.11
510,992                           0.25
  Total Expenses                  250,215             0.62
1,749,289                         0.85
NET INCOME (LOSS)                 460,236             1.14
(10,452,433)                     (5.11)

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 1998
(Unaudited)
                        Dean Witter Spectrum Global Balanced              Dean
Witter Spectrum Select   .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                         $          $                      $
$
Net Asset Value,
 October 1, 1998       2,659,346.277  40,459,538    15.21     7,902,314.521
204,396,888   25.87
Net Income (Loss)             -          460,236     0.18           -
(10,452,433)  (1.33)
Redemptions               (7,562.789)   (116,391)   15.39       (45,002.800)
(1,104,369)  24.54
Subscriptions             82,977.222   1,277,019    15.39       189,449.879
4,649,100   24.54

Net Asset Value,
  October 31, 1998     2,734,760.710  42,080,402   15.39      8,046,761.600
197,489,186  24.54

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended October 31, 1998
(Unaudited)
                                                             Dean Witter
Spectrum Strategic     Dean Witter Spectrum Technical.
                                        Percent of
Percent of
                                        October 1, 1998
October 1, 1998
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                     14,805,992             22.61          4,434,797
1.80
  Net change in unrealized     (7,787,252)           (11.89)
(4,072,896)                      (1.65)
  Total Trading Results         7,018,740             10.72            361,901
0.15
Interest Income (DWR)             241,420              0.37
747,756                           0.30
  Total Revenues                7,260,160             11.09          1,109,657
0.45

EXPENSES
Brokerage fees (DWR)              395,606              0.60          1,489,261
0.61
Incentive fees                  1,158,265              1.77            537,785
0.22
Management fees                   214,172              0.33            821,661
0.33
  Total Expenses                1,768,043              2.70          2,848,707
1.16
NET INCOME (LOSS)               5,492,117              8.39         (1,739,050)
(0.71)

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 1998
(Unaudited)
                          Dean Witter Spectrum Strategic            Dean Witter
Spectrum Technical
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 October 1, 1998       5,814,959.944  65,479,623    11.26    15,096,413.432
246,498,391   16.33
Net Income (Loss)             -        5,492,117     0.95           -
(1,739,050)  (0.12)
Redemptions              (71,376.663)   (871,509)   12.21       (91,313.792)
(1,480,197)  16.21
Subscriptions            111,727.931   1,364,198    12.21       392,998.420
6,370,504   16.21

Net Asset Value,
  October 31, 1998     5,855,311.212  71,464,429   12.21     15,398,098.060
249,649,648  16.21

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Global Balanced L.P. (formally known as Dean Witter Spectrum Balanced L.P.)("Spectrum Balanced"), Dean Witter Spectrum Select L.P. (formally known as Dean Witter Select Futures Fund L.P.) ("Spectrum Select"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR"), an affiliate of Demeter. The clearing commodity broker is Carr Futures Inc. ("Carr"), providing clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage Fees and Related Transaction Fees and Costs -
Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 1/12 of 4.60% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a monthly rate of 1/12 of 7.25% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series
Notes to Financial Statements -
(Continued)



Such fees will cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - Spectrum Balanced, Spectrum Strategic and Spectrum Technical, incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Spectrum Select bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month end Net Assets. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses. Effective with the June 1, 1998 change to a flat rate brokerage fee, all common administrative and continuing offering expenses will be borne by DWR through the brokerage fees.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Spectrum Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note
1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  Stonebrook Capital Management, Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Company, Inc. ("JWH")

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)




Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a
1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Technical.

Prior the June 1, 1998, the management fee was accrued at the rate of one fourth of 1% of the Partnership's adjusted Net Assets, as defined in the Limited Partnership Agreements, as of the last day of each month (a 3% annual rate) to Spectrum Select.
Effective June 1, 1998, the management fee is accrued at the rate of one fourth of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

Prior to June 1, 1998, the management fee was accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum Strategic. Effective June 1, 1998, management fees are accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to Stonebrook on the first day of each month.

Incentive Fee - Spectrum Balanced and Spectrum Strategic each will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month.

Prior to June 1, 1998, Spectrum Select paid, when applicable, a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisors "Trading Profits" experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter. Effective June 1, 1998 the incentive fees will be revised to 15% of "Trading Profits" and will be paid on a monthly basis.

Prior to June 1, 1998, Spectrum Technical paid a fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. Effective June 1, 1998 incentive fees for Spectrum Technical were revised to 15% of the "Trading Profits" experienced with respect to the Net Assets allocated to Campbell and JWH as of the end of each calendar month, and 19% of the "Trading Profits" experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)




For all Partnerships, if a trading advisor has experienced "Trading losses" with respect to its allocated Net Assets at the time of a supplemental closing, the trading advisor must earn back such losses plus a pro-rata amount related to the funds allocated to the trading advisor at supplemental closing before the trading advisor is eligible for an incentive fee.